UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

AMENDMENT NO. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Independence Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Ms. Teresa A. Herbert

96 Cummings Point Road

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

December 19, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐ ..

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 026760 40 5

1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Independence Holding Company

 ____________________________________________________________________________

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑

                                                                                                                        (b) ☐

______________________________________________________________________________

3) SEC USE ONLY

______________________________________________________________________________

4) SOURCE OF FUNDS                                              WC

______________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                                     ☐

______________________________________________________________________________

6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

_______________________________________________________________________________

7) SOLE VOTING POWER

NUMBER OF                                                         613,401

SHARES                         ____________________________________________________________

BENEFICIALLY                     8) SHARED VOTING POWER

OWNED BY                                                             none

EACH                             ____________________________________________________________

REPORTING                         9) SOLE DISPOSITIVE POWER

PERSON                                                                 613,401

WITH                             ____________________________________________________________

                                                10) SHARED DISPOSITIVE POWER

                                                                                none

______________________________________________________________________________

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

                                                                            3,280,067

______________________________________________________________________________

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES                                                                                         ☐

__________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                             38.97%

14) TYPE OF REPORTING PERSON

                                                               CO

__________________________________________________________________________

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 026760 40 5

1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Madison Investors Corporation

 ____________________________________________________________________________

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑

                                                                                                                        (b) ☐

______________________________________________________________________________

3) SEC USE ONLY

______________________________________________________________________________

4) SOURCE OF FUNDS WC

______________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)                                             ☐

______________________________________________________________________________

6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                Delaware

_______________________________________________________________________________

                                              7) SOLE VOTING POWER

NUMBER OF                                     2,666,666

SHARES                        ___________________________________________________________

BENEFICIALLY                 8) SHARED VOTING POWER

OWNED BY                                         none

EACH                             ____________________________________________________________

REPORTING                     9) SOLE DISPOSITIVE POWER

PERSON                                             2,666,666

WITH                             ____________________________________________________________

                                            10) SHARED DISPOSITIVE POWER

                                                              none

______________________________________________________________________________

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            2,666,666

______________________________________________________________________________

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES                                                                                         ☐

__________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7%

14) TYPE OF REPORTING PERSON

                                                CO

__________________________________________________________________________

Page 3 of 8 Pages

The following amends the Schedule 13 D dated August 8, 2002 (the "Schedule 13D") filed with the Securities and Exchange Commission by Madison Investors Corporation, a Delaware corporation ("Madison Investors"), with respect to the Common Stock, $.01 par value (the "Common Stock") of American Independence Corp., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date.

Item 2 of Schedule 13-D "Identity and Background" is amended as follows:

(a) - (c) This Schedule 13D is being filed by Independence Holding Company (NASDAQ: INHO), a Delaware corporation ("IHC"), and Madison Investors.

Independence Financial Services Corp. merged into Independence Capital Corp. on October 1, 2003.

Item 3 of Schedule 13-D "Source and Amount of Funds or Other Consideration" is amended as follows:

The total amount of funds expended by IHC for the purchase was $6,821,019 and was funded by working capital.

Item 4 of Schedule 13-D "Purpose of Transaction" is amended as follows:

IHC acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes and to increase its equity interest in the Company.

Except as set forth in this Item 4, IHC and Madison Investors do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13-D.

Item 5 of Schedule 13-D "Interest in Securities of the Issuer" is amended as follows:

(a) As of the date hereof, IHC owns an aggregate of 3,280,067 shares of Common Stock (including 2,666,666 shares owned by Madison Investors), representing approximately 38.97% of the outstanding shares of Common Stock based upon the 8,417,195 shares of Common Stock reported by the Company to be issued and outstanding as of November 13, 2003 as reported in the Company's Form 10-Q for the period July 1, 2003 to September 30, 2003.

Except as described below, none of the persons identified in Item 2 hereof ("Item 2 Persons") beneficially owns any Common Stock:

Mr. Edward Netter, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto) may be deemed to be a control person of IHC, whose ownership is set forth above.

Mr. Roy T.K. Thung, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 33,334 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Page 4 of 8 Pages

Mr. Steven B. Lapin, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 25,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Robert P. Ross, Jr., a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 19,939 shares of Common Stock in the name of Starboard Partners, L.P., (a limited partnership managed by an entity controlled by Mr. Ross ("Starboard")), constituting less than 1% of the outstanding shares of Common Stock.

Mr. James G. Tatum, a director of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 5,900 shares of Common Stock (including 2,000 shares owned by Mr. Tatum's wife), constituting less than 1% of the outstanding shares of Common Stock.

Mr. David T. Kettig, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 23,750 shares of Common Stock (including 18,750 shares pursuant to options exercisable within 60 days of the date hereof), constituting less than 1% of the outstanding shares of Common Stock.

Ms. Teresa A. Herbert, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 17,684 shares of Common Stock (including 14,584 shares pursuant to options exercisable within 60 days of the date hereof, and 600 shares owned by her children), constituting less than 1% of the outstanding shares of Common Stock.

Mr. C. Winfield Swarr, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and as the sole power to vote and dispose of 3,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Roy L. Standfest, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 1,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Alex Giordano, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of the date hereof) and has the sole power to vote and dispose of 2,500 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. H. William Smith, III, an officer of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 200 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Page 5 of 8 Pages

Mr. Mark A. Musser, an officer of certain of the Item 2 Persons (see Exhibit A hereto), is the beneficial owner of and has the sole power to vote and dispose of 100 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

(b) IHC and Madison Investors each has sole voting power and sole dispositive power over the shares of Common Stock it beneficially owns.

(c) Except as set forth below, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof:

Mr. Ross acquired 1,800 shares of Common Stock in the name of Starboard in an open-market transaction on November 4, 2003 for $11.75 per share.

Mr. Standfest acquired 1,000 shares of Common Stock in an open-market transaction on November 26, 2003 for $10.66 per share.

Mr. Tatum acquired 900 shares of Common Stock in an open-market transaction on November 26, 2003 for $10.55 per share.

Mr. Musser acquired 100 shares of Common Stock in an open-market transaction on November 26, 2003 for $10.25 per share.

Ms. Herbert acquired 600 shares in the name of her children in open-market transactions on December 15, 2003 for $11.05 per share.

Page 6 of 8 Pages

Item 6. Material to be Filed as Exhibits

Exhibit No. Description

99.2 Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert

Teresa A. Herbert, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert

Teresa A. Herbert, Vice President

Page 7 of 8 Pages

EXHIBIT 99.2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-I (k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 22, 2003.

INDEPENDENCE HOLDING COMPANY

By: /s/ Teresa A. Herbert

Teresa A. Herbert, Vice President

MADISON INVESTORS CORPORATION

By: /s/ Teresa A. Herbert

Teresa A. Herbert, Vice President

Dated: December 22, 2003

Page 8 of 8 Pages